Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED
2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock Inc

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached:[v]	3 December 2010

6. Date on which issuer notified:	6 December 2010

7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 12%

8. Notified details:
A: Voting rights attached to shares viii, ix

	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Class/type of shares		Number of	Number of
if possible using		Voting	shares	Number of voting rights		% of voting rights [x]
the ISIN CODE	Number of Shares	Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	10,930,407	10,930,407	N/A	N/A	10,692,980	N/A	11.75%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of voting rights
that may be acquired if
Type of financial	Expiration	Exercise/Conversion	the instrument is
instrument	date xiii	Period xiv	exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Type of			Exercise/
financial	Exercise	Expiration	Conversion	Number of voting rights	% of voting rights xix, xx
instrument	price	date xvii	period xviii	instrument refers to	Nominal	Delta
CFD				54,630	0.06%	0.06%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
10,747,610	11.81%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited — 10,747,610 (11.81%)
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Threshold Reporting Team

14. Contact name:	Zaf Fahmy

15. Contact telephone number:	020 7743 3503; zafrhan.fahmy@blackrock.com
Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in shares XXII
A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	BlackRock Inc

Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS

Phone number & email	020 7743 5741; stuart.watchorn@blackrock.com

Other useful information (at least legal representative for legal persons)	Stuart Watchorn

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands

Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information